Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), January 13, 2025 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 150 million share buyback program announced on December 5, 2024, as the sixth tranche of the multi-year share buyback program of approximately Euro 2 billion expected to be executed by 2026 in line with the disclosure made during the 2022 Capital Markets Day (the “Sixth Tranche”), the additional common shares - reported in aggregate form, on a daily basis - on the Euronext Milan (EXM) as follows:

Trading Date (dd/mm/yyyy)	Stock Exchange	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)
02/01/2025	EXM	6,300	406.8386	2,563,082.90
03/01/2025	EXM	9,758	404.2815	3,944,978.90
06/01/2025	EXM	5,044	409.5433	2,065,736.60
07/01/2025	EXM	7,267	413.2938	3,003,405.80
08/01/2025	EXM	5,423	415.6828	2,254,248.00
09/01/2025	EXM	5,613	419.6884	2,355,711.00
10/01/2025	EXM	7,715	421.1107	3,248,868.70
Total	—	47,120	412.4795	19,436,031.90

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of such Sixth Tranche till January 10, 2025, the total invested consideration has been:
•Euro 55,709,289.30 for No. 132,860 common shares purchased on the EXM
•USD 10,969,297.64 (Euro 10,469,630.39*) for No. 25,020 common shares purchased on the NYSE.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

As of January 10, 2025, the Company held in treasury No. 14,926,288 common shares equal to 5.81% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Since the start of the multi-year share buyback program of approximately Euro 2 billion announced during the 2022 Capital Markets Day, on July 1, 2022, until January 10, 2025, the Company has purchased a total of 4,103,524 own common shares on EXM and NYSE, including transactions for Sell to Cover, for a total consideration of Euro 1,238,915,375.74.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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